FT 10162

TRUST AGREEMENT

Dated: June 10, 2022

The Trust Agreement among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator and Portfolio Supervisor, sets forth certain provisions in full and incorporates other provisions by reference to the document entitled "Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, Effective: November 6, 2013" as amended by Amendment dated September 5, 2017 (herein called the "Standard Terms and Conditions of Trust"), and such provisions as are incorporated by reference constitute a single instrument. All references herein to Articles and Sections are to Articles and Sections of the Standard Terms and Conditions of Trust.

WITNESSETH THAT:

In consideration of the premises and of the mutual agreements herein contained, the Depositor, the Trustee, the Evaluator, the Portfolio Supervisor agree as follows:

PART I

STANDARD TERMS AND CONDITIONS OF TRUST

Subject to the provisions of Part II and Part III hereof, all the provisions contained in the Standard Terms and Conditions of Trust are herein incorporated by reference in their entirety and shall be deemed to be a part of this instrument as fully and to the same extent as though said provisions had been set forth in full in this instrument. Facsimile or electronic signatures (including signatures in Portable Document Format (PDF)) to this Trust Agreement shall be acceptable and binding, and this Trust Agreement may be delivered by facsimile or other electronic means (including by electronic mail or a designated document storage website) confirmed by electronic mail.

PART II

SPECIAL TERMS AND CONDITIONS OF TRUST

FTP SKYBRIDGE DIGITAL INNOVATION PORTFOLIO, SERIES 6

The following special terms and conditions are hereby agreed to:

A.The Securities initially deposited in the Trust pursuant to Section 2.01 of the Standard Terms and Conditions of Trust are set forth in Schedule A hereto.

B.The aggregate number of Units delivered by the Trustee on the Initial Date of Deposit in exchange for the Securities pursuant to Section 2.03 of the Standard Terms and Conditions of Trust and the initial fractional undivided interest in and ownership of the Trust represented by each Unit thereof are set forth in the Prospectus in the section "Summary of Essential Information."

Documentation confirming the ownership of this number of Units for the Trust is being delivered by the Trustee to the Depositor pursuant to Section 2.03 of the Standard Terms and Conditions of Trust.

C.The Record Date shall be as set forth in the Prospectus under "Summary of Essential Information." The Trustee shall pay the amounts specified in Part I of Section 3.05 of the Standard Terms and Conditions of Trust which have accrued as of the last Business Day of each calendar month on or shortly after such Business Day, provided, however, that fees and expenses accrued during the initial offering period, as determined in Section 4.01 of the Indenture (such fees to be computed on the largest number of Units outstanding during the period for which paid) shall be paid as provided in the following sentence. Fees payable pursuant to Section 4.03 shall be paid on, or shortly after, the last Business Day of each calendar month, and fees paid to the Trustee shall be paid on or shortly after the calendar month in which the initial offering period ends, together with any accrual of fees and expenses during such calendar month after the initial offering period ends. Fees accrued during such month after the end of the initial offering period shall be computed on the number of Units outstanding at the opening of business on the Business Day immediately following the date on which the initial offering period ends.

D.The Distribution Date shall be the 25th day of the month in which the related Record Date occurs.

E.The Mandatory Termination Date for the Trust shall be as set forth in the Prospectus under "Summary of Essential Information."

F.First Trust Advisors L.P.'s compensation as referred to in Section 4.03 of the Standard Terms and Conditions of Trust and shall be an annual fee in the amount of $.0080 per Unit.

G.The Trustee's compensation rate pursuant to Section 6.04 of the Standard Terms and Conditions of Trust shall be an annual fee in the amount of $.0096 per Unit. However, in no event shall the Trustee receive compensation in any one year from any Trust of less than $2,000.

H.The Initial Date of Deposit for the Trust is June 10, 2022.

I.There is no minimum amount of Securities to be sold by the Trustee pursuant to Section 5.02 of the Indenture for the redemption of Units.

J.The minimum number of Units a Unit holder must redeem in order to be eligible for an in-kind distribution of Securities pursuant to Section 5.02 shall be 2,500 Units of the Trust. However, the ability to request an in-kind distribution of Securities pursuant to Section 5.02 will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by the Trust. No in-kind distribution requests submitted during the 30 Business Days prior to the Trust's Mandatory Termination Date will be honored.

K.No Unit holder will be eligible for an in-kind distribution of Securities pursuant to Section 8.02.

PART III

A.The second paragraph of Section 3.02 of the Standard Terms and Conditions of Trust shall be amended to read as follows:

"With respect to any Trust which is a widely held fixed investment trust as defined in Treas. Reg. Section 1.671-5(b)(22), any non-cash distributions received by a Trust shall be sold to the extent they would be treated as dividend or interest income under the Internal Revenue Code and the proceeds shall be credited to the Income Account. Except as provided in the preceding sentence, non-cash distributions received by a Trust (other than a non-taxable distribution of the shares of the distributing corporation which shall be retained by a Trust) shall be dealt with in the manner described in Section 3.11 hereof, and shall be retained or disposed of by such Trust according to those provisions and the proceeds thereof shall be credited to the Capital Account. Neither the Trustee nor the Depositor shall be liable or responsible in any way for depreciation or loss incurred by reason of any such sale."

B.Notwithstanding anything to the contrary in the Standard Terms and Conditions of Trust, Section 3.18 shall be replaced with the following:

"Section 3.18. Authority of Portfolio Supervisor to Cause the Purchase or Sale or Depositor to Purchase or Sell Securities for the Account of the Trust. Whenever in the Indenture it is provided that the Trustee or the Depositor shall purchase or sell Securities, the Portfolio Supervisor is authorized to, and shall, cause the Securities to be purchased or sold, for the account of the Trust. Should the Portfolio Supervisor fail to cause such purchase or sale, the Depositor shall effect the purchase or sale, and the Trustee shall purchase or sell Securities only in the event that the Trustee would otherwise be directed to make the purchase or sale pursuant to the provisions of the Indenture and both the Portfolio Supervisor and the Depositor have failed to make or cause such purchase or sale. Neither the Trustee nor the Depositor shall have any responsibility or liability for any purchase or sale of Securities caused by the Portfolio Supervisor and the Trustee shall have no responsibility or liability for any purchase or sale of Securities made by the Depositor or for any failure of the Portfolio Supervisor or Depositor to make, or cause, any purchase or sale required by this Section or otherwise by the Indenture."

C.The following paragraph shall be added at the end of Section 8.02 of the Standard Terms and Conditions of Trust:

"None of the Trustee, the Depositor or the Portfolio Supervisor shall have any liability to any Unit holder or any other person for the failure to reserve funds for claims which were not reasonably foreseeable based on the facts known to them at the time a Trust terminates. None of the Trustee, the Depositor or the Portfolio Supervisor, or their respective officers, directors, trustees, shareholders, agents, partners or employees, shall be personally liable to any person for liabilities arising from the administration of a Trust or from its assets; for all such liabilities, persons transacting with the Trustee, the Depositor or the Portfolio Supervisor, acting in their fiduciary or other representative capacity for the account of the Trust, shall have recourse solely to the assets of the Trust then in the custody of the Trustee or other custodian of Trust assets."

D.Section 3.14 of the Standard Terms and Conditions of Trust is amended to add the following to the end thereof:

"To the extent the prospectus contemplates that the Creation and Development Fee shall be accrued on a daily basis, such fee shall accrue on a daily basis over the term set forth in the prospectus and shall be charged to the Trust and distributed to the Depositor on a monthly basis on each Distribution Date in the manner contemplated above."

E.Notwithstanding anything to the contrary in the Standard Terms and Conditions of Trust, Section 3.07(k) shall be replaced with the following:

"(k)  that such sale is necessary for the Trust to comply with such federal and/or state laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time."

F.The second sentence of Section 3.06 of the Standard Terms and Conditions of Trust is deleted and replaced by the following:

"Within a reasonable period of time after the last Business Day of each calendar year, the Trustee shall prepare a statement setting forth, with respect to such calendar year and with respect to each Trust in existence during any part of such calendar year, the information specified below. The Depositor will make the statement available at the Depositor’s website (www.ftportfolios.com) in the UIT Tax Center, where it will be retrievable by CUSIP; in addition, the Depositor will mail a copy of the statement to any Unit holder requesting the same in the manner specified in the Trust Prospectus."

G.The first two paragraphs of Section 3.11 of the Standard Terms and Conditions of Trust shall be replaced with the following three paragraphs:

"Section 3.11. Voting; Notice to Depositor. Subject to the following two paragraphs, in the event that the Trustee shall have been notified at any time of any action to be taken or proposed to be taken by at least a legally required number of holders of any Securities deposited in a Trust, the Trustee shall take such action or omit from taking any action, as appropriate, so as to cause the Securities to be voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than such Trust. The Trustee may employ an agent to cause the Securities to be voted as provided in the preceding sentence and the cost of such agent shall be an expense reimbursable to the Trustee from the Income or Capital Accounts as provided in Section 6.04.

With respect to any Trust which is a widely held fixed investment trust as defined in Treas. Reg. Section 1.671 5(b)(22), in the event that an offer by the issuer of any of the Securities or any other party shall be made to issue new securities, or to exchange securities, for Trust Securities, the Trustee shall reject such offer. However, should any issuance, exchange or substitution be effected notwithstanding such rejection or without an initial offer, any securities, cash and/or property received shall be deposited hereunder and shall be promptly sold, if securities or property, by the Trustee pursuant to the Depositor’s direction, unless the Depositor advises the Trustee to keep such securities or property. With respect to any Trust which intends to qualify as a regulated investment company, as set forth in the Prospectus for such Trust, in the event that an offer by the issuer of any of the Securities or any other party shall be made to issue new securities, or to exchange securities, for Trust Securities, the Trustee will, at the direction of the Depositor, vote for or against any offer for new or exchanged securities or property in exchange for a Trust Security. Should any issuance, exchange or substitution be effected, any securities, cash and/or property received shall be deposited hereunder and shall be promptly sold, if securities or property, by the Trustee pursuant to the Depositor’s direction, unless the Depositor advises the Trustee to keep such securities or property. The Depositor may rely on the Portfolio Supervisor in so advising the Trustee. The cash received in such exchange and cash proceeds of any such sales shall be distributed to Unit holders on the next distribution date in the manner set forth in Section 3.05 regarding distributions from the Capital Account. The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of any such sale.

Subject to the preceding paragraph, with respect to any Trust which intends to qualify as a regulated investment company, as set forth in the Prospectus for such Trust, and holds shares of a closed-end fund, exchange traded fund or other investment fund (a “Deposited Fund”), the Trustee will provide the Depositor access to the information provided to the Trustee regarding matters on which voting or other action is solicited or required with respect to shares of a Deposited Fund. If the Depositor determines that the voting or response to such matters should not be done in accordance with the first paragraph of this Section, the Depositor will direct the Trustee in writing as to the manner in which the voting or response should be made not later than ten Business Days prior to due date for the vote or response. Unless prohibited by law or statute, the Trustee will vote or respond as directed by the Depositor. In providing such direction, the Depositor will take into account any applicable agreement and all restrictions or limitations imposed by applicable law or statute and will cause the shares to be voted, or other response made, in the best interests of the Unit holders. The Depositor is authorized to enter into an agreement with a Deposited Fund with respect to the manner in which the shares of such fund will be voted or otherwise regarding a Trust’s investment in such Deposited Fund. The Trustee shall have no responsibility or liability for any loss or liability resulting from any vote or other response made pursuant to the Depositor’s direction or otherwise pursuant to this Section in the absence of the Depositor’s direction."

IN WITNESS WHEREOF, First Trust Portfolios L.P., The Bank of New York Mellon and First Trust Advisors L.P. have each caused this Trust Agreement to be executed and the respective corporate seal to be hereto affixed and attested (if applicable) by authorized officers; all as of the day, month and year first above written.

FIRST TRUST PORTFOLIOS L.P.,

 Depositor

First Trust Advisors L.P.,

 Evaluator and Portfolio Supervisor

By /s/ Elizabeth H. Bull
 Senior Vice President of:

  First Trust Portfolios L.P. and

  First Trust Advisors L.P.

THE BANK OF NEW YORK MELLON, Trustee

By /s/ Ann S. Hom
 Vice President

SCHEDULE A TO TRUST AGREEMENT

Securities Initially Deposited

FT 10162

(Note: Incorporated herein and made a part hereof for the Trust is the "Schedule of Investments" for the Trust as set forth in the Prospectus.)